UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FRANKLIN COVEY CO.
(Name of Subject Company (Issuer))

FRANKLIN COVEY CO.
(Name of Filing Person (Issuer))

COMMON STOCK, $0.05 PAR VALUE PER SHARE
(Title of Class of Securities)

353469109
(CUSIP Number of Class of Securities)

Robert A. Whitman
Chairman and Chief Executive Officer
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, UT 84119-2331
(801) 817-1776

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))

With a copy to:

Nolan S. Taylor
David Marx
Dorsey & Whitney LLP
136 South Main Street, 10th Floor
Salt Lake City, UT 84101
(801) 933-7360

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
Not Applicable*	Not Applicable.*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

    On December 8, 2015, Franklin Covey Co. (the Company) issued a press release announcing that its board of directors has approved a modified Dutch auction tender offer for up to $35.0 million in value of shares of its common stock at a price within (and including) the range of $15.50 to $17.75 per share.

    The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The anticipated tender offer described in the attached press release has not yet commenced. If the Company commences the offer, the offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read the Company’s commencement tender offer statement on Schedule TO anticipated to be filed with the Securities and Exchange Commission (the SEC) in connection with the offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the Company commences the offer, each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the offer.

Item 12. Exhibits.

Exhibit No.	Description

99.1	Press Release dated December 8, 2015. Incorporated by reference to the Company’s Report on Form 8-K filed with the Commission on December 8, 2015.